                                    FORM 11-K
                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                                    SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended December 31, 2002
                          ---------------------------------
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to ______________

Commission file number 001-09225
                       ---------

                               EFTEC Savings Plan

                               H.B. FULLER COMPANY
                   1200 Willow Lake Boulevard, P.O. Box 64683
                         St. Paul, Minnesota 55164-0683

EFTEC Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

EFTEC Savings Plan
Index
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Auditors ..............................................F-1

Financial Statements

Statement of Assets Available for Benefits ..................................F-2

Statement of Changes in Assets Available for Benefits .......................F-3

Notes to Financial Statements ...........................................F-4-F-9

Supplemental Schedule

Schedule I: Schedule of Assets (Held at End of Year) .......................F-10


Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         Report of Independent Auditors

To the Participants and Administrator
of the EFTEC Savings Plan

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the EFTEC Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the EFTEC Savings Plan, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 20, 2003

EFTEC Savings Plan
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2002
--------------------------------------------------------------------------------

                                                          2002          2001
Assets
Cash                                                   $ 130,050     $ 116,762
Investments, at fair value                             8,656,963     9,509,685
Receivables

    Participant contributions receivable                  24,939        16,190
    Employer contributions receivable                     11,548         7,915
Other receivables                                                       13,197
Accrued income                                               168           914
                                                     -----------   -----------
Total assets available for benefits                   $8,823,668    $9,664,663
                                                     ===========   ===========

   The Accompanying notes are an integral part of these financial statements

EFTEC Savings Plan
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2002
--------------------------------------------------------------------------------

Additions
Contributions
    Participant contributions                                   $ 512,434
    Employer contributions                                        232,664
                                                              -----------
             Total contributions                                  745,098
                                                              -----------
Investment income (loss)
    Interest                                                        9,327
    Dividends                                                      86,832
    Net depreciation in fair value of investments              (1,310,001)
    Other income                                                   36,155
                                                              -----------
             Total investment loss                             (1,177,687)
                                                              -----------
Deductions
Distributions paid to participants                               (404,909)
Administrative expense                                             (3,497)
                                                              -----------
             Total deductions                                    (408,406)
                                                              -----------
             Net decrease                                        (840,995)
Assets available for benefits
Beginning of year                                               9,664,663
                                                              -----------
End of year                                                    $8,823,668
                                                              ===========

   The Accompanying notes are an integral part of these financial statements

EFTEC Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.     Description of the Plan

       The following brief description of the EFTEC Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

       General
       EFTEC (the "Employer") is a joint venture owned 70 percent by H.B. Fuller Company and 30 percent by EMS Chemie. The Plan is a contributory defined contribution plan established February 13, 1997, and became effective April 1, 1997. The Plan merged assets from separate plans formerly sponsored by H.B. Fuller Company and EMS-TOGO Corporation. Former plans included the H.B. Fuller Company Thrift Plan, the H.B. Fuller Profit Share Plus Plan and the EMS-TOGO Corporation, a subsidiary of EMS Chemie, 401(k) Investment Plan. The Plan receives pre-tax contributions from participant payroll deductions with discretionary Employer matching and discretionary Employer profit sharing contributions.

       The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       Trustee
       The trustee for the Plan is Wells Fargo Minnesota, N.A. (the "Trustee").

       Eligibility and Contributions
       All regular full-time and part-time United States EFTEC employees (excluding members of collective bargaining units) may begin contributing to the Plan as soon as administratively practicable after their date of hire. To be eligible for the Company matching contribution, a full-time employee must have six months of employment and a part-time employee must have twelve months of service. To participate, an employee must agree to make contributions equal to 1 percent of pre-tax compensation up to a maximum of 12 percent of pre-tax compensation for highly compensated participants and 15 percent for non-highly compensated participants, each subject to a statutory annual maximum of $11,000 for 2002.

       The Employer matches 100 percent of an employee's pre-tax contribution, up to 4 percent of the employee's compensation in the form that matches the employee investment option allocation.

       A participant's contribution, and the allowable Employer match, may be invested in any combination of the following participant directed Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund
       ("S&P 500"), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Growth Balanced Fund, Janus Twenty Fund, Janus Overseas Fund, Wells Fargo S&P Midcap Index Fund and Van Kampen Common Stock Fund. A participant's investment option for past and future contributions can be changed daily.

       A participant's voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

EFTEC Savings Plan
Notes to Financial Statements
December 31,2002 and 2001
--------------------------------------------------------------------------------

       Participant Accounts
       Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, (c) an allocation of the Plan's investment income, and (d) discretionary Employer contributions. Allocations of the Plan's investment income are based on account balances, as defined in the Plan document.

       Payment of Benefits
       On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

       Vesting
       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of credited service to the Employer, or upon age 65, disability or death.

       Participant Loans
       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the current Wells Fargo prime rate at the time of the loan (4.25 percent at December 31, 2002). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower's vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2002, had interest rates ranging from 4.75 percent to 9.5 percent and mature at various dates through 2017. Principal and interest are repaid ratably through payroll deductions.

       Forfeitures
       Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer's contribution to the participants' accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2002, were not significant.

       Plan Termination
       Although it has no intention to do so, the Employer may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all participants' accounts will become fully vested.

EFTEC Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

2.     Summary of Significant Accounting Policies

       Basis of Accounting
       The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       Investment Valuation
       The fair values of the Plan's investments in H.B. Fuller Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date.

       Interest and Dividends
       Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

       Net Appreciation (Depreciation) in the Fair Value of Investments
       The Plan presents in the Statement of Changes in Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       Contributions
       Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

       Concentration of Market Risk
       At December 31, 2002 and 2001, approximately 34 percent and 37 percent, respectively, of the Plan's assets were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

       Distributions to Participants
       Distributions to participants are recorded when the distribution is made.

       Plan Expenses
       The Company pays a portion of the administrative expenses of the Plan and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan's investment income.

       Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of

EFTEC Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

       investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

EFTEC Saving Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

    Risks and Uncertainties
    The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

    Payment of Benefits
    Benefits are recorded when paid.

3.  Investments

    The following represents the Plan's investments at fair value at December 31, 2002 and 2001:

                                                                  2002             2001
    H.B. Fuller Company Common Stock,
     117,012 and 122,312 shares, respectively                 $3,028,271 *      $3,518,916 *
    Wells Fargo Stable Return Fund,
     37,007 and 31,516 shares, respectively                    1,262,943 *       1,015,844 *
    Wells Fargo Index Equity Fund,
     56,106 and 53,537 shares, respectively                    1,977,184 *       2,457,887 *
    Wells Fargo Growth Balanced Fund,
     44,096 and 40,705 shares, respectively                    1,034,945 *       1,155,606 *
    Wells Fargo Small Company Growth Equity Fund,
     19,031 and 17,227 shares, respectively                      345,795           444,649 *
    Janus Twenty Fund,
     8,104 and 10,284 shares, respectively                       235,090           395,523
    PIMCO Total Return Bond Fund,
     32,364 and 9,264 shares, respectively                       345,325            96,717
    Janus Overseas Fund,
     8,740 and 9,527 shares, respectively                        133,627           193,404
    Van Kampen Common Stock Fund,
     984 shares                                                   12,144
    Wells Fargo S&P Midcap Index Fund,
     1,734 shares                                                 55,331
    Participant loans receivable                                 226,308           231,139
                                                              ----------        ----------
                                                              $8,656,963        $9,509,685
                                                              ==========        ==========

    * Represents 5 percent or more of the Plan's assets at the beginning of the Plan year.

EFTEC Saving Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

    During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,310,001 as follows:

    Wells Fargo and Janus Mutual Funds                   $(1,072,496)
    H.B. Fuller Company Common Stock                        (315,412)
    Wells Fargo Stable Return Fund                            66,699
    PIMCO Total Return Bond Fund                              11,218
    Van Kampen Common Stock Fund                                 (10)
                                                         -----------
                                                         $(1,310,001)
                                                         ===========

4.  Tax Status

    The Internal Revenue Service has determined and informed the Employer by a letter dated January 19, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since 1995; however, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  Related Party and Party-in-Interest Transactions

    Plan investments include H.B. Fuller Company Common Stock which represents invested amounts in shares of stock of the parent company of EFTEC. H.B. Fuller Company is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2002, amounted to $106,737 and $281,971, respectively.


    The Plan also invests in various funds managed by Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2002, the Trustee made purchases and sales of such securities amounting to $723,933 and $489,635, respectively.

EFTEC Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2002                                                     Schedule I
--------------------------------------------------------------------------------

(a)         (b)                             (c)                                           (d)              (e)
      Identity of Issuer,
         Borrower or                                                      Units/                         Current
        Similar Party                    Description                      Shares         Cost**           Value
 *    Wells Fargo               H.B. Fuller Company Common
       Minnesota, N.A.           Stock                                   117,012                      $ 3,028,271
 *    Wells Fargo               Stable Return Fund
       Minnesota, N.A.           Pooled, Common & Collective              37,007                        1,262,943
 *    Wells Fargo               Index Equity Fund
       Minnesota, N.A.           Common Stock                             56,106                        1,977,184
 *    Wells Fargo               Growth Balanced Fund
       Minnesota, N.A.           Mutual Fund - Balanced                   44,096                        1,034,945
 *    Wells Fargo               Small Company Growth Equity Fund
       Minnesota, N.A.           Common Stock                             19,031                          345,795
 *    Wells Fargo               PIMCO Total Return Bond Fund
       Minnesota, N.A.           Corporate Bonds                          32,364                          345,325
 *    Wells Fargo               Janus Twenty Fund
       Minnesota, N.A.           Common Stock                              8,104                          235,090
 *    Wells Fargo               Janus Overseas Fund
       Minnesota, N.A.           Common Stock                              8,740                          133,627
 *    Wells Fargo               Van Kampen
       Minnesota, N.A.           Common Stock Fund                           984                           12,144
 *    Wells Fargo               Common Stock Fund
       Minnesota, N.A.           S&P Midcap Index Fund                     1,734                           55,331
 *    Participant Loans         Participant loans receivable,
                                 interest at 4.75 percent to
                                 9.5 percent, due at various
                                 dates through 2017                                                       226,308
                                                                                                      -----------
                                    Total investments at end of
                                     plan year                                                        $ 8,656,963
                                                                                                      ===========

*  Represents party-in-interest.

** Historical cost information is not required for participant directed investments.

                               EFTEC SAVINGS PLAN

                                    EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.             Document
-----------             --------

  (23)        Consent of Independent Auditors

  (99)        Certification pursuant to Section 906


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             EFTEC SAVINGS PLAN


DATE June 30, 2003


By: /s/ Larry S. Morgan

Larry S. Morgan
Director of Compensation, Benefits and HRMS
H.B. Fuller Company
(Plan Administrator)

                                  EXHIBIT INDEX

Exhibit No.    Document                                 Method of Filing
-----------    --------                                 ----------------
   (23)        Consent of Independent Auditors          Filed herewith electronically

   (99)        Certification pursuant to Section 906    Filed herewith electronically